

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 7, 2017

Kent Townsend
Chief Financial Officer
Capitol Federal Financial, Inc.
700 South Kansas Avenue
Topeka, KS 66603

>   **Re: Capitol Federal Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2016**
>   **Filed November 29, 2016**
>   **File No. 001-34814**

Dear Mr. Townsend:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ H. Stephen Kim
>
> H. Stephen Kim
> Assistant Chief Accountant
> Office of Financial Services